Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-221729

Dated April 28, 2020

AIR PRODUCTS AND CHEMICALS, INC.

PRICING TERM SHEET

April 28, 2020

€500,000,000 0.500% Notes Due 2028

€500,000,000 0.800% Notes Due 2032

Issuer:	Air Products and Chemicals, Inc. (the “Company”)

Trade Date:	April 28, 2020

Settlement Date (T+4)*:	May 5, 2020

Principal Amount:	€500,000,000	€500,000,000

Coupon Rate:	0.500% per year	0.800% per year

Interest Payment Dates:	Annually on each May 5, commencing on May 5, 2021	Annually on each May 5, commencing on May 5, 2021

Maturity Date:	May 5, 2028	May 5, 2032

Price to Public:	99.625%	99.443%

Yield to Maturity:	0.548%	0.849%

Benchmark Bund:	DBR 0.500% due February 15, 2028	DBR 0.000% due February 15, 2030

Benchmark Bund Price / Yield:	108.60% / -0.575%	104.69% / -0.467%

Re-offer Spread to Benchmark Bund:	+112.3 bps	+131.6 bps

Mid-Swap Yield:	-0.152%	-0.001%

Re-offer spread to Mid-Swap Yield:	+70 bps	+85 bps

Redemption Provisions:	Prior to February 5, 2028, at any time at an amount equal to the greater of (i) 100% of the principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the applicable maturity date (exclusive of accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate plus 20 basis points, plus, in each case, any interest accrued and unpaid interest to, but excluding, the redemption date.	Prior to February 5, 2032, at any time at an amount equal to the greater of (i) 100% of the principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the applicable maturity date (exclusive of accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate plus 20 basis points, plus, in each case, any interest accrued and unpaid interest to, but excluding, the redemption date.

	On or after February 5, 2028, at any time at an amount equal to 100% of the principal amount of the applicable notes being redeemed plus accrued and unpaid interest.	On or after February 5, 2032, at any time at an amount equal to 100% of the principal amount of the applicable notes being redeemed plus accrued and unpaid interest.

Redemption on Change of Control Triggering Event:	If a change of control triggering event occurs with a subsequent ratings decline, the Company will offer to repurchase the notes at a purchase price of 101% of the aggregate principal amount of the notes plus accrued and unpaid interest.

Redemption for Tax Reasons:	The Company may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or in the interpretation thereof). This redemption would be at a redemption price equal to 100% of the principal amount plus any interest accrued but not paid to the redemption date.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the Notes to be then due and payable.

CUSIP/Common Code/ISIN:	009158BD7 / 216612230 / XS2166122304	009158BE5 / 216612248 / XS2166122486

Offering Format:	SEC Registered

Listing:	Company intends to apply to list the Notes on the New York Stock Exchange

Expected Ratings**:	A2/A (Moody’s/S&P)

Denominations:	€100,000 x €1,000

Day Count Convention:	Actual/Actual (ICMA)

Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited Deutsche Bank AG, London Branch Merrill Lynch International

Stabilization:	Stabilization/FCA

*

It is expected that delivery of the notes will be made to investors on or about May 5, 2020, which will be the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the delivery of the notes should consult their advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas 1-800-854-5674

Citigroup Global Markets Limited 1-800-831-9146

Deutsche Bank AG, London Branch 1-800-503-4611

Merrill Lynch International 1-800-294-1322

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.